ONWARD



2023 ANNUAL REPORT

FIRST FINANCIAL BANKSHARES, INC.™

A LETTER TO OUR SHAREHOLDERS



Last year was another challenging time for the banking industry, largely because the Federal Reserve during 2022–2023 carried out the most rapid increase in interest rates in our country's history. This surge, following on the heels of 10 years of low rates, negatively impacted our net interest margin as short-term rates on deposits rose more than the longer-term rates on bonds and loans. The higher rates also slowed the housing market, which lowered the volume of loans in our mortgage business. After 36 years of increased earnings, we experienced a decline in our year-over-year net income in 2023. In response to the interest rate increases, we worked to restructure our balance sheet to minimize the decline in income for 2023 and position the Bank to achieve better earnings in the coming years. At the same time, I am proud of the many accomplishments we recorded during the year, including continuing to outperform our peer group of banks. We also saw our year-end total deposit levels remain stable when compared with 2022 year-end balances. We achieved this result primarily by adding over 12,500 net new accounts. Additionally, we grew loans organically by $706.9 million, or 11.0 percent, while maintaining our conservative credit standards. And, as noted above, we restructured our balance sheet by selling $411.1 million in securities with lower yields to redeploy those dollars into our higher-earning loan portfolio. The cash flows provided from selling the securities, combined with the monthly maturities in our bond and loan portfolios, are providing us with the liquidity we need to grow loans, which should benefit our interest income as we are redeploying this liquidity to much higher yielding assets. Overall, we believe that we are well positioned for success in this economic environment.

RECOGNITION

In February 2023, Forbes magazine named First Financial Bankshares, Inc. the number two bank in the country out of the 100 largest publicly traded U.S. banks and thrifts (*https://www.forbes.com/lists/americas-best-banks/?sh=63638fd8c0de*). Forbes's ranking is based on nine metrics measuring the banks' growth, credit quality and profitability. Also in 2023, S&P Global—a provider of critical intelligence such as credit ratings, benchmarks and analytics covering the global capital, commodity and automotive sectors—ranked First Financial Bankshares as the number seven bank in the nation *(https://www.spglobal.com/marketintelligence/en/news-insights/research/east-west-bancorp-leads-us-public-banks-in-2022-financial-performance-ranking).* But these were not the only recognitions that we received. The Bank, our Regions, and our people earned many other awards throughout the year (see page 18).

FINANCIAL RESULTS

After 36 consecutive years of increased earnings, our net income declined 15.1 percent to $199.0 million from $234.5 million in 2022. There were four primary causes of this decrease. The first was a $17.6 million (or 4.4 percent) drop in net interest income because our interest cost on deposits increased faster than the interest income on our bond portfolio and loans. The second was a $7.1 million (or 37.5 percent) decline in real estate mortgage fees, which mirrored the decline in the number of homes sold because of higher interest rates. Third, we sold $411.1 million in securities at a loss of $7.1 million versus gains of $2.1 million in 2022. We redeployed these funds into our loan portfolio. The fourth source of our earnings decline was an $8.6 million (28.3 percent) decrease in debit card revenue due to the Durbin Amendment. (The Amendment, passed by Congress in 2010 as part of the Dodd-Frank financial reform legislation, requires the Federal Reserve to limit the fees charged to retailers for processing debit cards; however, our company only became subject to it on July 1, 2022.) We realized the decline in debit card revenue during the last six months of 2022 and the full year of 2023.

The provision for credit losses, including provisions for unfunded commitments, was $10.6 million, which was down 39.0 percent from $17.4 million for 2022. This large decrease was due primarily to lower unfunded commitments and better economic metrics. Nonperforming assets as a percentage of loans and foreclosed assets totaled 0.49 percent at December 31, 2023, compared with 0.38 percent at December 31, 2022.

Classified loans totaled $176.2 million at year-end 2023 compared with $150.7 million a year earlier, an increase of 16.9 percent. Noninterest income declined 18.0 percent to $108.0 million from $131.7 million in 2022. The decrease was due primarily to declines of $7.1 million in real estate mortgage fees, $8.6 million in debit card income and $9.3 million in gains and losses on the sale of securities. Noninterest expenses increased 1.3 percent to $237.9 million from $234.8 million. This increase was due primarily to a $4.0 million increase in FDIC insurance premiums, and a $892 thousand increase in losses sustained from continued fraud losses. These were offset by a decline in officer incentives of $2.3 million and a reduction of $2.9 million in profit-sharing expenses.

Even with the decline in earnings, we again outperformed our peer group of banks on several key financial metrics. Our return on average assets was 1.55 percent compared with 0.98 percent for our peers. Return on average equity was 14.99 percent versus our peers' 9.94 percent. Our efficiency ratio, which expresses expenses as a proportion of tax-equivalent revenues, increased to 47.26 percent; our peers' average came in much higher, at 60.37 percent.

Total loans at year-end 2023 increased 11.0 percent to $7.2 billion from $6.4 billion at the end of 2022. Total deposits grew slightly at 1.2 percent to $11.1 billion from $11.0 billion at year-end 2022. Consolidated assets at year-end 2023 increased slightly by $131.5 million (or 1.0 percent). The increase was due to a 24.6 percent decrease—to $403.3 million at year-end 2023 from $535.2 million at year-end 2022—in unrealized losses on investment securities. These losses are reflected in the shareholders' equity section of our balance sheet.

First Financial Trust & Asset Management Company again delivered solid results, which were fueled by a $622.5 million growth in the book value of trust assets. Total trust assets under management at year-end reached a book value of $7.5 billion, an 9.0 percent increase from $6.9 billion at the end of 2022. The market value of the trust assets totaled $9.8 billion, up 11.7 percent from $8.8 billion at year-end 2022. Total trust fee income for 2023 grew as well—to $40.5 million from $40.0 million—a 1.2 percent gain. Within that category, trust and estate fee income grew $1.6 million, which was offset by a decline in oil and gas fee income of $1.1 million. The trust company's net after-tax earnings increased 3.7 percent to $21.6 million from $20.9 million.

REAL ESTATE ACTIVITIES

In March 2023, we opened a new location in Huntsville to replace two buildings we had across the street. This state-of-the-art, highly energy-efficient, 8,850 square-foot building is now home to all our Huntsville employees and will better serve our customers with the latest in technology. This location also has a deposit-taking ATM and five motorbank lanes with one designed for large trucks.

Also in March 2023, First Financial Bank's Bryan/College Station Region opened its new location at 2445 Harvey Mitchell Parkway South, on the northwest corner of Harvey Mitchell Parkway and Earl Rudder Freeway. This new state-of-the-art branch is a 16,000-square-foot, highly energy-efficient building that features a large lobby, offices for lending, mortgage and trust officers, and five motorbank lanes with a wider lane designed for large trucks. Our new building is at one of the best locations in Bryan/College Station and gives our customers easier access to our people and services.

In August 2023, after having a successful loan production office, First Financial Bank's Bryan/College Station Region was approved to open a new branch at 100 West Decherd, Suite C, in Franklin, Texas. The banking team, made up of local Franklin bankers, is led by Justin Kleiber and Justen Salcido.

This year, the Bryan/College Station Region will make one other real estate change. In May 2024, the bank will move into its Highway 21 branch from a leased space in a convenience store to a new building at 1622 North Earl Rudder Freeway in Bryan. The new branch, also state-of-the-art, occupies 3,300 square feet and has three motorbank lanes plus an ATM lane. It will serve our customers much better than the former leased space, especially since this branch has been our busiest in the entire city.

MANAGEMENT CHANGES

In January 2023, First Financial Bankshares, Inc. announced the election of Michelle S. Hickox as Executive Vice President and Chief Financial Officer. Michelle formerly served as Chief Financial Officer of Independent Bank Group, Inc. (IBTX) and its subsidiary, Independent Bank, an $18 billion publicly traded bank holding company based in McKinney, Texas. At IBTX, she led the company through its initial public offering in 2013 and played a key role in 10 acquisitions during her tenure. Prior to joining IBTX, Michelle was an audit partner at RSM US LLP in Dallas, serving financial institutions throughout Texas. She is a certified public accountant and a graduate of Texas A&M University.

Also in January 2023, First Financial Bank's Board of Directors elected Mike Parker as Executive Vice President and Chief Compliance Officer. Mike brings more than 17 years of compliance experience to First Financial, including his most recent post as a director of compliance governance with USAA Federal Savings Bank. Mike has also held positions with Capital One and Ocwen Financial Corporation in compliance and audit director roles. He began his banking career in 2005 as an examiner with the Federal Reserve Bank of Richmond, where he specialized in compliance. He is a native of western New York and earned a Bachelor of Science degree in Economics from Virginia Commonwealth University; he also holds a Certified Regulatory Compliance Manager designation.

In September 2023, First Financial Bankshares, Inc. announced the appointment of Javier Jurado as Executive Vice President and Chief Audit Executive. He oversees and executes internal audit planning and reporting, and reports directly to the Audit Committee. Javier brings more than 19 years of audit experience to First Financial, including his most recent posts in audit management at large banks and a public accounting firm. He worked

with U.S. Bank starting in October 2019 and also held positions with other large organizations like BBVA USA and PricewaterhouseCoopers, where he started his career. A native of Puerto Rico, Javier earned a Bachelor of Science (Psychology) degree from the University of Puerto Rico and a Master's degree in Business Administration (Accounting) from Bowling Green State University; he also completed the School of Management Program at the University of Texas. He holds the designations of Certified Internal Auditor and Certified Information Systems Auditor, and has earned a Certification in Risk Management Assessment.

In November 2023, First Financial Bankshares, Inc. announced the election of Megan Dobbs as Executive Vice President of Marketing. Megan joined First Financial after working as a director of marketing and communications for Bally Sports in Dallas, where she oversaw creative services, partner marketing and public relations for the regional sports network. Previously, Megan held senior positions at the Community Foundation of Abilene and the Center for Contemporary Arts, and she was a news anchor and news director at KTAB/KRBC TV in Abilene. Megan is a graduate of Texas A&M University-Commerce.

Also in November 2023, First Financial Bankshares, Inc. announced the appointment of Keith Morton as Executive Vice President, Southeast Texas Area Credit Administration. Keith oversees the credit functions in our Southeast Texas Regions. His oversight of these Regions' lending efforts will encompass all aspects of lending, including credit underwriting, loan decision making, portfolio risk management, and compliance with bank policy and regulatory requirements.

Keith previously served as Senior Vice President of Special Assets at Capital One in Houston beginning in 2020. He had an extensive 20-year tenure at Capital One Bank in Houston, where he held the positions of Vice President, Commercial Credit Manager and Senior Vice President, Managing Underwriter in the Commercial Lending Group. Keith earned a Bachelor of Business Administration degree in Finance from McNeese State University and a Master of Business Administration degree in Finance from Louisiana State University. He holds a Credit Risk Certification from the Risk Management Association. Keith replaced Marna Yerigan, who retired from the Company after a 12-year tenure, overseeing credit in the Fort Worth and then the Southeast Texas Regions. We will miss Marna greatly and appreciate her exemplary years of service.

In January 2024, First Financial Bankshare's Board of Directors elected Eric Bonnell as the Director of Enterprise Risk Management. Eric oversees the enterprise risk management (ERM) framework to provide more transparency into and structure for proactive risk management. Eric comes to First Financial from Atlantic Union Bank, a $21 billion bank in Richmond, Virginia, where he was instrumental in developing the bank's ERM framework. He has also served in a number of operational risk management and technology-related roles including business continuity and information security. Eric earned a Bachelor of Arts degree (Computer Science) from Manhattan College and a Master of Science degree (Computer Information Systems) from Iona College. He graduated from the American Banking Association's Stonier Graduate School of Banking and also the Wharton Leadership Program, both at the University of Pennsylvania. He has earned the designations of Certified Information Privacy Professional (CIPP/US), Certified in Risk and Information Systems Control (CRISC) and Certified Information Systems Security Professional (CISSP).

Also in January 2024, First Financial Bank announced the promotion of Lori Hill to Executive Vice President, Retail. Lori is an excellent selection for this position because of her 25 years of experience with the Company. Lori began her career at First Financial while attending Abilene Christian University. She played an integral role in founding what is now the Customer Care Center. Later, she transitioned into the Retail line of business, where she continued to advance her career. Most recently, she served as Senior Vice President, Retail Administrator of First Financial Bank, Weatherford Region. In her new role, Lori will lead all retail initiatives and will work with each of our Regional Presidents and Chief Operating Officers to ensure we have the best retail team in our footprint.

In February 2024, the Board of Directors of First Financial Bank, Southeast Region announced the promotion of Blaine Caillier to Regional President. Blaine started his career at First Financial Bank, Southeast Region over 13 years ago and most recently served as the Mid-County Market President beginning in 2016. Stephen Lee, the former President, will remain as CEO and Chairman of the Southeast Region Board of Directors. Blaine is a graduate of Lamar University; Southwestern Graduate School of Banking at Southern Methodist University; Leadership Southeast Texas; Texas Bankers Association Management Development Training Program; and FFIN University. He is

the seventh president of one of our Regional banks to have started with the Company and to have moved up through our training programs to become President of one of our Regions. He currently serves as a Director of the Nederland and Port Arthur Chambers of Commerce and as a Director of the Luther Theater. Additionally, he is a current member of, and past President of, the Nederland Rotary Club.




Michelle S. Hickox
Executive Vice President
Chief Financial Officer

Mike Parker
Executive Vice President
Chief Compliance Officer




Javier Jurado
Executive Vice President
Chief Audit Executive

Megan Dobbs
Executive Vice President
Advertising and Marketing




Keith Morton
Executive Vice President
Credit Administration

Eric Bonnell
Senior Vice President
Enterprise Risk Management




Lori Hill
Executive Vice President
Retail Banking

Blaine Caillier
Regional President
Southeast Texas Region

COMMUNITY AND NEIGHBORHOOD INVOLVEMENT

Our Bank has always adhered to the philosophy that we are only as successful as the communities we serve. To become a better bank, we strive to improve the quality of life in each of our communities. Besides providing the latest in financial services, we participate on local nonprofit, civic and church boards, volunteer our time and help raise money. The work our team does every day amazes me. We spotlight their efforts with our annual Day of Service, which last year took place on October 9th, the Columbus Day holiday. On that occasion, we had 990 employees serving 81 agencies and organizations across Texas.

We design our banking products and services to meet the needs of all neighborhoods, from the lowest- to the highest-income. I am especially proud of our ongoing contributions in low-income neighborhoods, where we teach classes in financial literacy, homebuying and fraud prevention. We also offer classes on how to utilize our products and services such as our very competitive free checking, savings, affordable home mortgage loan and ITIN (Individual Taxpayer Identification Number) programs.

The affordable home loan and the ITIN mortgage loan programs have become so popular that in 2023, we made 1,074 of those loans in majority minority markets, up from 786 loans in 2022. I am especially proud of our team in Fort Worth, who made 223 loans in the majority minority markets, which was an increase from from the previous year's 193 loans.

We attribute our success in continuously increasing loans in the majority minority markets to partnerships we have formed with builders, developers, realtors, city leaders and nonprofit organizations in the Fort Worth area. In fact, loans made in Fort Worth's majority minority markets constituted 46.0 percent of all our mortgage loans made in Fort Worth.

A great example of how the Bank can make a big difference in low-income areas is the Landmark at Abilene redevelopment project. Here, the Bank is partnering with the Overland Property Group, the Texas Department of Housing and Community Affairs and the Midwest Housing Equity Group. We have committed $5.5 million to support the historic renovation of the former Travis Elementary School into low-income housing units for senior citizens. We are eager to see the completion of this project, which has already created other redevelopment in this low-income area.

DIVERSITY AND INCLUSION

First Financial Bankshares, Inc. embraces and promotes a culture of diversity and inclusion. We seek to attract, recruit and retain employees who bring to our company diverse backgrounds, orientations, beliefs, cultures and interests. We believe that having a diverse team strengthens our company by bringing together people with different ideas, skills and experiences, and by enabling all our customers, regardless of their race and other characteristics, to feel at home when they visit one of our locations. We also continue to refresh and diversify our Regional and subsidiary boards, which have 39 women and minorities as members. These boards are made up of the movers and shakers of each of our market communities. We appreciate the participation of these fine men and women; their expertise, experiences and guidance help us to better serve our communities.

We highlight the importance of diversity and inclusion to our company on page 19, where we present our 2023 Shining Stars. This program annually recognizes the dedicated and professional First Financial bankers who have demonstrated consistent excellence in living our Customer Service First philosophy.

Our Shining Stars perform at the highest level, maintaining positive attitudes and a proactive approach to accomplishing our mission. Year after year, a large percentage of this honored group are women and minorities.

Of the 21 professional bankers achieving this award in 2023, 14 were women and nine were minorities, which demonstrates that our diversity efforts bring the highest-quality people to our company. We recognize and celebrate them for what they do to make this company great.



First Financial Bankshares Employment Statistics

71%
29%
EMPLOYEE DIVERSITY

RACIAL
DISABLED
VETERANS
MINORITIES - 44% MINORITY

EMPLOYEES - 1,483

ONWARD

Although 2023 was a challenging year for the banking industry, we used those challenges to bolster our strategy for overcoming the rapidly rising interest rate environment. We restructured our balance sheet, kept deposits stable, and grew loans and trust assets by 11.0 and 9.0 percent, respectively. We believe we are well prepared to perform even better in the coming years, since we have continued to upgrade our staff with higher performers. These moves should bring additional growth. With our assets surpassing the $10 billion mark back in 2020, far earlier than we expected, we have moved consistently and earnestly to find the right people from larger banks who can bring us the expertise to perform well as a $10 billion-plus bank. We certainly see that expertise in our most recent hires for Chief Financial Officer, Chief Compliance Officer, Chief Audit Executive, Executive Vice President Southeast Texas Credit and Director of Enterprise Risk Management, to mention a few. I am eager to see what our dedicated people will achieve as we move through 2024. I could not be more pleased with our younger people who have taken on new positions across our company over the past several years and who have accepted more responsibilities to support our growth.

Our priorities are to achieve organic growth in loans, deposits and trust relationships; improve our noninterest income; and control our expenses. With the economy slowing and with banks trying to adjust to rapid rises in interest rates and losses in their bond portfolios (which will take time to roll off), we do not see many banks choosing to sell at this time.

However, I expect that by the end of 2024, we will start seeing banks come to the market, and hopefully we will be able to find the right bank to bring into our company. I can assure you that we are eager to get back to buying banks and growing the Company through acquisitions. We have installed or are in the process of installing new systems for new accounts, lending, accounting and trust services. Each of these systems is bringing us state-of-the-art technology and will enhance our efficiency.

I am very pleased to work with such a dedicated and talented professional team of board members, officers and employees. They continue to go well beyond the call of duty in providing our customers and communities with exceptional service, and I thank each one of them. As you can tell from the decrease in profit sharing and compensation for 2023, we align ourselves with our shareholders who are so loyal and supportive of our company. We are ready to move Onward, never forgetting that we work for you.

F. Scott Dueser
Chairman, President and CEO

"Mi casa es tu casa."

"Mi casa es tu casa."

To the Gonzalez family, that is more than an expression, it is a way of living.

"We love having gatherings. We love having friends over, family over…it feels like home," said Elizabeth Gonzalez, whose family has had an open door to family and friends since moving into their new Irving, Texas home in September.

When Elizabeth and Rene Gonzalez began their homebuying journey in 2022, they had difficulty obtaining financing from other banks. Determined to create a home for their family, they were referred to Craig Zemarkowitz with First Financial Bank in Fort Worth. He introduced them to First Financial's ITIN (Individual Tax Identification Number) home loan program, which offers future homeowners financing without a social security number.

"Craig was so helpful with the process of the loan. We did it pretty quickly," Elizabeth said. "I can text Craig anytime, seven days a week, and he will help me…He was always available for us."

It has been *onward* from there for the Gonzalez family. They moved into a larger home in 2023, again receiving a mortgage through the First Financial ITIN program. The added space allowed them to host family members from across the state over the holidays. With their new home, the Gonzalez family was able to bring their "mi casa es tu casa" way of life to reality.

"We were so excited to have the family over, especially for Christmas," said Rene Gonzalez.

Perhaps the biggest fan of the new home is the littlest one of all, eight-year-old Zoe.

"One of my favorite things about it is my room, where I get to have all of my free time sometimes. I have a lot of space so I can relax."

The hard work and determination required to achieve their family's homeownership dream is not lost on Elizabeth and Rene's oldest daughter, Natalee.

"They have definitely been great role models. It shows my sister and me as we're growing that anything we set our minds to and we work towards, we can accomplish…We've seen that, and it's a great example to have."

That impact on their daughters is what Elizabeth and Rene say matters most.

"Everything we do is for our daughters…having a better life for them," said Elizabeth. "We already teach them that you can do anything, as long as you work hard and be disciplined in what you want to do, it can happen—no matter what situation you are in, no matter what race, no matter what color you are."

These are inspirational words from a woman whose family is proof that a house is about much more than a building— it's about the life and people within that house who truly make it a *home.*

The Gonzalez family in their new home

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Craig Zemarkowitz with the Gonzalez family

Sparking Positive Change

Brothers Bryan and Blake Vincent started Principal Industries with little more than an idea and unfettered determination.

"We started in, literally, I think it was half of a dog grooming facility office with cinderblock walls." said co-owner Bryan Vincent.

14 years later, Principal Industries has grown to become the largest global provider of LED lighting, electrical components, and services to the commercial signage and architectural lighting industry.

Headquartered in San Angelo, Principal serves clients across the world and has manufactured lighting for companies like Chick-fil-A, Circle K, Exxon Mobil, Love's Travel Stops, and major sports arenas like Allegiant Stadium in Las Vegas. First Financial Bank has been honored to support the company's growth over the years.

"What I love about First Financial is I *know* Chris, I *know* Luke," said Bryan. "We've now done a couple of acquisitions, and First Financial has really stepped up and helped us figure out the best way to do that financing."

Principal is also a large proponent of First Financial's treasury management services. When a company grows as quickly as Principal, support for back-office functions is critical. Services such as ACH and wire origination, foreign exchange, fraud detection, and remote deposit make all the difference in their day-to-day operations.

The partnership between First Financial and Principal serves a greater purpose than simply bottom-line growth. What Bryan says he cares about most are the people who make it all happen.

"One of the things we've done that's really close to me is really giving people second chances," said Bryan. "I'm a recovered alcoholic, so it's important to me to give back to people who need that opportunity."

Jeffery Miles is one of those people. He moved from Houston to get a fresh start while on the road to recovery. When Jeffery first met the Principal team, it was a quick match.

"I love the people in the company," said Jeffery. "You've got people in recovery you can talk to…This is the best company I've worked for in my life."

People at every level of the company have experienced the life-altering impact of the Principal culture, including Gabe Hughes, who started on the assembly line and earned his way to General Counsel and VP of Compliance.

"I struggled with addiction for many years, and I actually spent four-and-a-half years in the Texas penitentiary… When I got out, Bryan and Blake gave me a second chance," said Gabe. "We hire a lot of people that need second chances, people that a lot of others would have given up on, like myself."

Transformative stories like Gabe's and Jeffery's are at the core of what motivates Bryan.

"Some guy told me one time, he said, 'The most dignifying thing you can give to someone else is to provide them with a job.' So, not only do we provide jobs, but we really look at it as though we are impacting the families' lives."

Principal Industries is a beautiful testament to the growth a business can experience when it focuses on the combination of driving innovation and, more importantly, its people *onward*.

> *"I love the people in the company…This is the best company I've worked for in my life."*
> -Jeffery Miles, Principal Industries

Jeffery Miles in a Principal Industries Warehouse

Bryan Vincent (center) with VP of Compliance Gabe Hughes and CFO Sheila Alley


The Principal team with Chris Evatt, Luke Uherick, and Scott Creecy of FFB-San Angelo

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Richard and Judy Gaona at their farm with Wayne Chowning of First Financial Trust

DANGER

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Building the Future, Preserving the Past

Drive about 50 miles northwest of Abilene, and you will find yourself amidst a backdrop of endless Texas rolling plains.

"My dad purchased this place in the 70s," said Richard Gaona of the farm and ranch land he now owns and operates near the small town of Roby, Texas. "This was mostly a pasture area, and he took time to clean it up and make it into what we've got now with wheat, grass, and cattle on it. That was one thing he loved...cattle and farming."

Richard's father moved to Texas from Mexico to purchase land and build a prosperous life for his family.

"He had to work really hard to purchase land," said Richard. "He was a very, very good farmer, and he taught me a lot about how to do it and how to do it right. That's why I want to continue and try to keep this place together."

Richard and his dad farmed together until his father passed away in 2004. Richard now works to carry on his father's legacy.

"He loved this place. He took care of it, so…I want to continue and keep it as good as it is or better than he left it."

Over the years, Richard and his wife, Judy, have run a successful agricultural business. That led them to think strategically about building wealth for retirement and future generations.

"I started looking around and talked to several different groups, and I talked to First Financial Trust," said Richard. "I told them that I'm already in a risky business, and I don't want to lose what I've worked so hard for, and they listened. And that made a lot of difference."

The Gaonas formed a strong relationship with Wayne Chowning, First Financial Trust's Executive Vice President serving the Sweetwater region.

"He stays on top of stuff. He keeps us informed," said Judy. Richard agreed, adding, "Wayne has been really good. He explains things to us very well and wants to make sure that we understand what they're doing. If I've got a question, I can come in or call him…the trust is there."

Helping people like Richard and Judy look *onward* with peace of mind really is a matter of trust.

"We can say that, because of the investments and things that we've done…we're set up where we don't have to worry about living off just social security," said Richard. "That's a good feeling. That's comfort."

That comfort means Richard and Judy can fix their sights on what they love—time with children and grandchildren; pampering their beloved dog, Lacy; and spending their evenings riding around the farm in their all-terrain vehicle, watching the sun set over those beautiful Texas plains.



Secret Sauce: a Family & a Dream

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It's hard to say what's stronger once you set foot onto a Hard Eight BBQ lot—the savory aroma of woodfired meat from the pit, or the warm essence of good 'ole southern hospitality.

"…the old German style of barbecue, the open pit style… that's what I grew up with," said Chad Decker, a Hard Eight BBQ co-owner who grew up in the Texas Hill Country.

Vicki Nivens and her late husband, Phillip, opened Hard Eight BBQ in Stephenville, Texas in 2003, along with their daughter and son-in-law, Carie and Chad Decker. Before even walking through the doors, customers are greeted with the open pit and Hard Eight's signature rustic appeal.

"We love the old wood and that kind of look, and we just tried to bring that in here, just to make something more unique," said Vicki.

The combination of authentic pit barbecue and the curated down-home feel has clearly been a hit. Hard Eight BBQ has grown to have five locations throughout north Texas. Vicki attributes much of their success to maintaining a family-run business.

"We are very family oriented…I grew up in a family business, so I just love that type of atmosphere."

First Financial has had a front-row seat to the Hard Eight BBQ journey, starting when Ron Butler—now Chairman and CEO of First Financial Bank, Abilene Region—was President of the bank's Stephenville region.

"Phil had met Ron Butler and some other guys from First Financial...We've never looked back," said Vicki. "They have been so supportive…and we have made life-long relationships with some of the bank people…It's been a very good experience."

The relationship extends beyond meeting the business's banking and lending needs. As Chad puts it, it's more like a friendship.

"There's never been a point in time that we haven't been able to walk in there and shake hands and visit about each other's family," said Chad. "And it's just like that with every loan officer in other locations that we're at…It makes it easy to do business with these guys, because they're friends."

Carie is amazed by what Hard Eight has become today. "It's kind of unbelievable sometimes…I'm thankful and grateful for the support that we've had."

They are likely not done growing yet. The owners have their sights set *onward*, to future expansion. At the center of their growth, Chad says, are the people who work at Hard Eight and the communities they serve.

"To be able to share that with the community and with other people in other walks of life that actually came in here and became part of our family is the most important thing."

Those community-centered values are as memorable as Hard Eight's secret sauce smothered over tender slices of slow-cooked brisket with a side of potato salad…or at least pretty darn close.

> **"It makes it easy to do business with these guys, because they're friends."**
> - Chad Decker, Hard Eight BBQ

Vicki Nivens, Carie and Chad Decker with Trent Swearengin of First Financial Bank - Stephenville

Settings Goals & Saving Time

Anthony Egbo Jr. is a former Abilene Christian University football player, which is just one of many titles the graduate student carries.

"I've been a part of the Diversity Council, President and Vice President of the Student Athlete Committee…representative to the Western Athletic Conference, and the national representative on the Division I Student-Athlete Advisory Committee. I've been involved in a lot of different community organizations. I did my undergrad in Psychology and am now pursuing my MBA. I just finished an internship with the President's Office, and now I'm transitioning to an internship with the athletic department."

Anthony attributes much of his drive to the example set by his parents, who immigrated to Houston from Nigeria as young adults.

"My parents, just the work ethic that they put in to give my siblings and me what we have…They put all of us through school. They put us through youth sports. They put us in gifted and talented programs," said Anthony affectionately. "Everything was directed towards us being better than them."

For a busy grad student with as much tenacity and community involvement as Anthony, managing his time well is exceedingly important.

"I try not to use time as an excuse. Time management has become crucial. Efficiency is the main goal—being efficient with my systems and my routine."

Managing money needs to be efficient, too, which is why Anthony relies heavily on First Financial Bank's mobile banking tools.

"Mobile banking is crucial. It's harder for me to get into a physical location, just from a time perspective. Being able to check my balance, get e-statements, transfer money…pretty much everything I need to do in an efficient manner, I can do it in the mobile app."

Anthony offers his fellow students and young professionals some encouragement that, with a bit of planning and the right tools, it really is possible to manage time well and learn how to effectively manage personal finances.

"Use the resources that banks like First Financial take the time to develop and provide for us," said Anthony. "I think that taking it upon ourselves to say, 'Hey, I want to learn to be more productive with my resources and my time,' I think that's really important."

If anyone is a living testament to the power of combining hard work, service, ingenuity, and positivity, it is most certainly Anthony Egbo Jr., whose future looks unquestionably bright.

> *"I try not to use time as an excuse. Time management has become crucial. Efficiency is the main goal— being efficient with my systems and my routine."*
> *- Anthony Egbo Jr., Graduate Student and First Financial Bank Customer*

Anthony on the go with First Financial Mobile®



Watch Anthony's story on video!
ffin.com/annual-report

FIRST FINANCIAL BANK
2023 AWARDS ▸▸▸

READER'S CHOICE AWARDS
- ABILENE REPORTER NEWS -

- BEST BANK
- BEST MORTGAGE COMPANY

CONGRATULATIONS, ABILENE!

AFFILIATE OF THE YEAR
- ABILENE BOARD OF REALTORS -



CONGRATULATIONS, MORTGAGE!

BEST OF THE BEST AWARDS
- JOHNSON COUNTY -

- BEST BANK
- BEST LOAN OFFICER: KIM HAMILTON

CONGRATULATIONS, CLEBURNE & KIM HAMILTON!

OUTSTANDING DIRECTOR
- SAN ANGELO CHAMBER OF COMMERCE -



CONGRATULATIONS, CHRIS EVATT!

EAGLE'S READER'S CHOICE AWARDS
- THE EAGLE BCS -

- BEST BANK
- BEST PLACE TO WORK

CONGRATULATIONS, BRYAN/COLLEGE STATION!

2023 EMERGING LEADER AWARD
- TEXAS BANKERS ASSOCIATION -



CONGRATULATIONS, PATTY FUENTES!

BEST OF TARRANT COUNTY
- FORT WORTH AND SOUTHLAKE -

- BEST BANK IN TARRANT COUNTY

CONGRATULATIONS, FORT WORTH & SOUTHLAKE!

FORTUNE'S SELF-MADE WOMEN'S LIST 2023



CONGRATULATIONS, APRIL ANTHONY!

TOP 50 LATINO LEADERS
- FORT WORTH HISPANIC CHAMBER OF COMMERCE -



CONGRATULATIONS, VIANEI BRAUN!

BEST OF DEAF SMITH COUNTY
- HEREFORD BRAND -

- BEST BANK
- BEST COFFEE
- BEST TELLER: VANESSA ABEYTA

CONGRATULATIONS, HEREFORD & VANESSA ABEYTA!

LEADERS IN FINANCIAL EDUCATION (LIFE) AWARD
- TEXAS BANKERS ASSOCIATION -



CONGRATULATIONS, RANDY ROEWE!

BEST OF THE BEST AWARDS
- SAN ANGELO COMMUNITY'S CHOICE AWARDS -

- BEST MORTGAGE LENDER

CONGRATULATIONS, SAN ANGELO!

BEST IN PALO PINTO COUNTY
- THE WEATHERFORD DEMOCRAT -

- BEST BANK
- BEST MORTGAGE PROVIDER
- BEST BANKER: KATHY FOWLER

CONGRATULATIONS, WEATHERFORD & KATHY FOWLER!

DISTINGUISHED BANKING SERVICE AWARD



CONGRATULATIONS, SCOTT DUESER!

BEST IN KELLER AWARDS
- LIVING MAGAZINE -

- BEST BANK EIGHT CONSECUTIVE YEARS

CONGRATULATIONS, SOUTHLAKE!

#7 BANK IN THE NATION
- S&P GLOBAL -

BEST OF ERATH COUNTY
- STEPHENVILLE EMPIRE TRIBUNE -

- BEST BANK
- BEST MORTGAGE
- BEST BANKER: TRENT TIDWELL

CONGRATULATIONS, STEPHENVILLE & TRENT TIDWELL!

BEST IN PARKER COUNTY
- THE WEATHERFORD DEMOCRAT -

- BEST BANK
- BEST MORTGAGE PROVIDER
- BEST BANKER: AMBER ALLEN

CONGRATULATIONS, WEATHERFORD & AMBER ALLEN!

FORTUNE'S 50 OVER 50



CONGRATULATIONS, APRIL ANTHONY!

BUSINESS PERSON OF THE YEAR
- EAST PARKER COUNTY CHAMBER OF COMMERCE -



CONGRATULATIONS, PAUL BRUNS!



TEAM-CENTERED CULTURE: Since their teammate, Hanna, was unable to attend the 2023 Shining Stars ceremony, the other award recipients printed a cut-out of her face as a fun way to make her feel included.

SHINING STARS 2023 ▸

Our service philosophy at First Financial is to exceed customer expectations. Each year, we recognize Shining Stars who demonstrate consistent excellence in fulfilling this philosophy. Shining Stars perform at the highest level, maintaining a positive mindset and a proactive approach to fulfilling our mission to *build loyal life-long relationships by providing first class service with personal attention.* We are proud of our 2023 Shining Stars!

CONGRATULATIONS SHINING STARS!

Abilene: Carla Lane
Bankshares: Darlene Ledwell
Bryan/College Station: Hanna Prevost
Conroe: Alma Gamboa
Eastland: Holly Urban
Fort Worth: Nancy Delgado

Hereford: Johnathan Jeter
Kingwood: Alison Shortt
Orange: Sidney Williams
San Angelo: Orlando Lara

Southlake: Noemi Macias
Stephenville: Katie Jo Nix
Sweetwater: Joe Martinez
Weatherford: Tim Corzine

Mortgage: Julie Zsambok
Shared Services:
Accounting - Nancy Grigsby
Lending - King Buchanan
Treasury Mgmt - Mandy Watson
FFTAM: Jeff Leving
FTS: Matt Perez

SH1NING STAR
DEDICATED TO EXCELLENCE

Deaf Smith
Ector
Tom Green
Fisher
Jones
Shackel
ford
Stephens
Palo Pinto
Wise
Denton
Parker
Tarrant
Dallas
Nolan
Taylor
Callahan
Eastland
Erath
Hood
Somer
vell
Johnson
Ellis
Brazos
Walker
Newton
Travis
Montgomery
Hardin
Orange
Jefferson
Harris
Fort Bend
Wharton
Matagorda

79 BRANCH LOCATIONS

9 TRUST OFFICES

FIRST FINANCIAL BANKSHARES FOOTPRINT

FIRST FINANCIAL BANK LOCATIONS

Abilene	325.627.7200	Eastland	254.629.6100	Newton	409.379.2200
Acton	817.573.6900	El Campo	979.543.6441	Odessa	432.367.8900
*Addison	972.385.8239	Fort Worth	817.410.4979	Orange	409.883.3563
Albany	325.627.7905	Franklin	979.571.8900	Palacios	361.972.2585
Aledo	817.341.5200	Glen Rose	254.897.4808	Port Arthur	409.726.8000
Alvarado	817.774.5100	Granbury	817.573.6900	Ranger	254.629.6188
*Austin	512.422.1782	Grapevine	817.722.8980	Rising Star	254.629.6703
Beaumont	409.600.6456	Hereford	806.363.8200	Roby	325.776.2261
Boyd	940.683.8760	Huntsville	936.295.2224	San Angelo	325.659.5900
Bridgeport	940.683.8700	Katy-Fulshear	281.346.0221	Southlake	817.410.2915
Brock	817.596.0307	Keller	817.329.8625	Spring	346.328.6910
Bryan	979.260.2100	Kingwood	281.318.4600	Stephenville	254.965.5036
Burleson	817.774.5175	Lumberton	409.751.7122	Sweetwater	325.235.6600
Cisco	254.629.6111	Magnolia	936.273.4700	Tomball	281.516.7835
Cleburne	817.774.5100	Mauriceville	409.745.4433	Trent	325.862.6121
Clyde	325.627.7910	Merkel	325.235.6660	Trophy Club	817.329.8615
College Station	979.260.2100	Midlothian	972.723.7100	Vidor	409.769.5413
Conroe	936.760.1888	Mineral Wells	940.327.5400	Waxahachie	972.723.7150
Cut and Shoot	936.788.2121	Montgomery	936.597.5997	Weatherford	817.598.2600
Decatur	940.683.8780	Moran	325.627.7953	Willis	936.890.3500
		New Waverly	936.295.2224	Willow Park	817.598.2780

*Mortgage Loan Office

FIRST FINANCIAL TRUST LOCATIONS

Abilene
400 Pine Street, Suite 300
325.627.7100

Beaumont
3515 Dowlen Road
409.600.6460

Bryan/College Station
2445 Harvey Mitchell Pkwy. S.
979.260.2134

Fort Worth
1000 Forest Park Blvd., Suite 200
682.703.6404

Kingwood
24080 Hwy 59 North, Suite 200
281.318.4625

Odessa
3555 Billy Hext Road
432.367.8912

San Angelo
222 S. Koenigheim Street
325.659.5987

Stephenville
2201 W. South Loop
254.918.6262

Sweetwater
201 Elm Street
325.235.6644

FINANCIAL HIGHLIGHTS

IN THOUSANDS (except for share data)

FOR THE YEAR	2023	2022	% INCREASE
Net Income	$198,977	$234,475	(15.14%)
Diluted Earnings (PER SHARE)	$1.39	$1.64	(15.24%)
Dividends Declared	$101,396	$94,205	7.63%
Dividends (PER SHARE)	$0.71	$0.66	7.58%

KEY RATIOS

Return On Avg. Assets	1.55%	1.76%	
Return On Avg. Equity	14.99%	16.72%	
Year-End Equity/Assets	11.44%	9.76%	
Efficiency	47.26%	42.80%	

IN THOUSANDS (except for share data)

AT YEAR-END	2023	2022	% INCREASE
Assets	$13,105,594	$12,974,066	1.01%
Securities	$4,732,762	$5,474,359	(13.55%)
Loans, HFI	$7,148,791	$6,441,868	10.97%
Deposits	$11,138,300	$11,005,507	1.21%
Shareholders' Equity	$1,498,900	$1,265,737	18.42%
Book Value Per Share	$10.50	$8.87	18.38%
Trust Assets (Book Value)	$7,549,787	$6,927,335	8.99%
Trust Assets (Market Value)	$9,781,326	$8,754,948	11.72%

AVERAGES - FOR THE YEAR

Assets	$12,861,262	$13,286,671	(3.20%)
Securities	$5,098,043	$6,318,806	(19.32%)
Loans	$6,784,352	$5,923,594	14.53%
Deposits	$10,820,730	$11,019,523	(1.80%)
Shareholders' Equity	$1,327,827	$1,402,104	(5.30%)

NET INCOME (in thousands)

2019	$164,812
2020	$202,034
2021	$227,562
2022	$234,475
2023	$198,977

RETURN ON AVERAGE EQUITY

2019	14.37%
2020	12.93%
2021	13.31%
2022	16.72%
2023	14.99%

EFFICIENCY RATIO

2019	48.61%
2020	45.49%
2021	45.84%
2022	42.80%
2023	47.26%

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	DILUTED EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2014	$5,848,202	$681,537	$89,559	$0.70	$0.28	2/1 split	$5.32	$14.94
2015	$6,665,070	$804,986	$100,381	$0.78	$0.31	–	$6.10	$15.09
2016	$6,809,931	$837,885	$104,774	$0.80	$0.35	–	$6.34	$22.60
2017	$7,254,715	$922,768	$120,371	$0.91	$0.38	–	$6.97	$22.53
2018	$7,731,854	$1,053,295	$150,638	$1.11	$0.41	–	$7.77	$28.85
2019	$8,262,227	$1,227,197	$164,812	$1.21	$0.47	2/1 split	$9.03	$35.10
2020	$10,904,500	$1,678,190	$202,034	$1.42	$0.51	–	$11.80	$36.17
2021	$13,102,461	$1,759,224	$227,562	$1.59	$0.58	–	$12.34	$50.84
2022	$12,974,066	$1,265,737	$234,475	$1.64	$0.66	–	$8.87	$34.40
2023	$13,105,594	$1,498,900	$198,977	$1.39	$0.71	–	$10.50	$30.30
Ten-Year Compound Growth Rate	8.40%	8.20%	8.31%	7.10%	9.76%	–	7.04%	7.33%

Adjusted for stock dividends and splits

2023 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$31.58	$22.84	$30.30	$0.18
Third	$33.06	$22.86	$25.12	$0.18
Second	$32.26	$25.01	$28.49	$0.18
First	$38.24	$27.54	$31.90	$0.17

2022 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$46.08	$32.53	$34.40	$0.17
Third	$47.26	$38.72	$41.83	$0.17
Second	$45.02	$37.47	$39.27	$0.17
First	$53.62	$44.09	$44.12	$0.15

NET INTEREST MARGIN

2019	3.98%
2020	3.79%
2021	3.40%
2022	3.34%
2023	3.29%

RETURN ON AVERAGE ASSETS

2019	2.08%
2020	1.98%
2021	1.89%
2022	1.76%
2023	1.55%

Abilene | Clyde | Moran | Albany | Odessa | Eastland | Ranger | Rising Star | Cisco | Sweetwater | Merkel | Trent | Roby

ABILENE REGION



RONALD D. BUTLER II
Chairman and CEO, Abilene



MARELYN SHEDD
President, Abilene

ABILENE MAIN OFFICE
400 Pine St.
Abilene, TX 79601 | 325.627.7200

"We are proud to report that the Abilene Region had one of the strongest years of loan growth in recent history, with loans expanding by 15.3%. Total deposits grew by 8.4%, and we far exceeded our net new account growth goal for the year, ending with more than 2,800 net new accounts. Other highlights of the year included the origination of 123 loans that provided new homes in our low-income neighborhoods.

The bank was also involved in financial literacy classes with the following organizations: Abilene Housing Authority, Big Country Re-entry Coalition, Ambler Baptist Church, Faithworks of Abilene, and Wealth Empowers the People.

With the recent passage of the $52 million bond, our community is poised for transformative growth. The infusion of funds promises not only infrastructural enhancements but also heightened economic activity, paving the way for prosperity. Additionally, the burgeoning success of our school districts serves as a beacon of educational excellence, attracting families and businesses alike. As Abilene thrives, so does First Financial Bank, committed to fostering financial stability and growth for all.

In the Sweetwater division of our region, residents voted in favor a $49.5 million school district bond to provide a new high school Career Technology Education center and gym complex, tennis court relocation, roof repairs and replacements, and increased security and safety.

Sweetwater also added several new homes in the recently completed Creekside Addition and welcomed several new retailers to the community.

Our Eastland division welcomed several new restaurants in 2023. The manufacturing sector remains a strong contributor to the local economy, and new home construction is underway in two new residential neighborhoods. First Financial Bank of Eastland also participated in financial literacy education for Ranger College students."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$4,135,986	$1,497,188	$3,195,695	$65,025	1.58%	38.73%
Dec. 31, 2023	$4,227,231	$1,726,726	$3,464,682	$52,502	1.29%	45.06%

Abilene Senior Officers

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

Kyle Seaton
Executive Vice President
Director of Corporate Treasury

Patty Fuentes
Executive Vice President
Chief Operations Officer

Marshall Morris
Executive Vice President
Senior Relationship Manager

Evan Harris
Executive Vice President
Real Estate Banking

Janet O'Dell
Executive Vice President
Mortgage Lending

Dayton Borger
Senior Vice President

Vanessa Faz
Senior Vice President

Jim Goldston
Senior Vice President

Landon Hammond
Senior Vice President

Brad Magers
Senior Vice President

Shay Minor
Senior Vice President

Patricia Patlan
Senior Vice President

Corie O'Connor
Senior Vice President

Ryan Parrish
Senior Vice President

Fernando Quintana
Senior Vice President

Steve Waller
Senior Vice President

Abilene Regional Board of Directors

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

Katie Alford
President and CEO
Community Foundation of Abilene

Paul Cannon
Shareholder
President, McMahon, Surovik, Suttle, P.C.

David L. Copeland
President, Sipco, Inc. and Shelton Family Foundation

Mark Colman
President
Rentech Boiler Systems Inc.

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal
The Edwards Group

Geoff Haney
Investments
*Lead Director

Brad Holland
President and CEO
Hendrick Health System

Kirk Massey
Investments

Stanley Morris, Jr.
Investments

Tyler Sitzes
President
Sitzes Real Estate Holdings, LLC

Leigh Taliaferro, M.D.
Physician

Anthony Williams
Executive Director of Intercultural Engagement & Belonging
Abilene Christian University

Eastland Senior Officers

Candi Kanady
President, Eastland Division

Derrick Saucedo
Senior Vice President
Senior Relationship Manager

Eastland Division Directors

Candi Kanady
President, Eastland Division

Marelyn Shedd
President, Abilene Region

Jim Farrar
Attorney
*Lead Director

Jim Keffer
President
EBAA Iron Sales, Inc.

Devin Koenig
Owner and CEO
Plexus Healthcare

Jim Moylan, Jr.
Vice President
Motec, Ltd.

Russ Thomason
Attorney



CANDI KANADY
President, Eastland Division

EASTLAND OFFICE
201 E. Main St.
Eastland, TX 76448 | 254.629.6100

Sweetwater Senior Officers

Joseph Crouch
President, Sweetwater Division

Debbie Anthony
Senior Vice President

Thea Hernandez
Senior Vice President

Justin Holland
Senior Vice President

Justin Rosson
Senior Vice President

Sweetwater Division Directors

Joseph Crouch
President, Sweetwater Division

Marelyn Shedd
President, Abilene Region

Donna J. Boatright
Healthcare and
Quality Consultant

Jeff Branson
General Partner
Williamson-Branson Real Estate

Jay Lawrence
President
MAL Enterprises, Inc.
*Lead Director

Larry May
Partner
May & Hrbacek CPAs

Thomas L. Rees, Jr.
Rees, Rees, & Fuller
Attorneys

Cheyenne Smith
Managing Member
West Texas Rock Resources, LLC



JOSEPH CROUCH
President, Sweetwater Division

SWEETWATER OFFICE
201 Elm St.
Sweetwater, TX 79556 | 325.235.6600



BRYAN/COLLEGE STATION

NORA THOMPSON
President and CEO

MAIN OFFICE
2445 Harvey Mitchell Pkwy. S.
College Station, TX 77840 | 979.260.2100

"Our region experienced growth in many areas in 2023 and made several pivotal moves to enable us to accomplish future goals.

We opened our new offices on Harvey Mitchell Parkway South in College Station, where we moved trust, mortgage, commercial lending, and retail services. With this move, we had the strongest new account growth we have seen, surpassing our best year by 116% as a region, with 26% of this growth coming from our new Harvey Mitchell location.

We recruited the premier mortgage team in the Bryan/College Station area to ensure we have the resources and expertise to serve our growing communities. Since joining, they have brought new customer referrals, contributing to our annual growth.

We converted our Robertson County loan production office into a full-service branch on the square in downtown Franklin, adding a strong retail team and the two best lenders in the Robertson County area. This location quickly brought in deposits and new accounts.

First Financial Bank of Bryan/College Station was proud to receive The Eagle Reader's Choice awards for *Best Bank/Credit Union* and *Best Place to Work*.

The stability and strength of our company's balance sheet and our treasury management resources have positioned us well for future growth. I am excited about 2024 in Bryan/College Station. We have the right front-line lenders and retail teams behind us to be successful."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$989,421	$483,610	$732,859	$15,439	1.45%	40.59%
Dec. 31, 2023	$1,014,522	$482,983	$769,368	$10,811	1.12%	53.20%

Senior Officers

Timothy N. Bryan
Chairman

Nora Thompson
President and CEO

Jerry E. Fox
Executive Vice President
Chief Operations Officer

Austin W. Bryan
Executive Vice President
Senior Relationship Manager

J. Cal McNeill
Executive Vice President

Justin Kleiber
Senior Vice President

Melanie N. Motley
Senior Vice President

Robert Olivarez, Jr.
Senior Vice President

Justen Salcido
Senior Vice President

Dell Seiter
Senior Vice President
Mortgage Lending

Regional Board of Directors

Timothy N. Bryan
Chairman of the Board
*Lead Director

Nora Thompson
President and CEO

Brian Barrett
President
Kurten Farms, Ltd.

R. Sid Cauthorn
President
Westex Bancorp

Ronnie L. Craig
Shareholder
Thompson, Derrig & Craig CPAs

Charles A. Ellison
Attorney at Law
President and Founder, The Ellison Law Firm

Bobby Gutierrez
President
Gutierrez Ventures, Inc.

Lawrence B. Hodges Jr.
President
H&B Investments, LP

Stephen Lee
South Texas Area Banking Executive

Sarah Miller
Broker
Engel & Volkers, BCS

William L. Rayburn, M.D.
Chair, Baylor Scott & White Holdings
hysician Executive Advisor,
College Station Region

CLEBURNE REGION

"Our Credo states that *we are professional bankers building relationships and serving our communities.* In 2023 the Cleburne Region made more than 1,600 small business and consumer loans in Johnson and Ellis Counties. Many of these loans were made to first-time home buyers who will go on to purchase goods in the communities, pay taxes, serve on local charitable organization boards, and ultimately make a positive contribution to our communities.

Our customers generously rewarded our efforts by naming Kim Hamilton the *Best Loan Officer* in Johnson County. Kim Hamilton celebrated her 40th anniversary with the bank in May 2023. With tenured leaders like Kim, it is no surprise First Financial Bank won *Best Place to Work* in Johnson County! As more families move to North Texas, both Johnson and Ellis Counties have seen tremendous growth. We are fortunate to have wonderful clients who recognize the importance of partnering with a local bank. One of those partners in Ellis County, Elmwood Homes, named First Financial and Alecia Bland Bank of the Year.

We are trusted. This simple statement is the basis for number 19 of our 21 Non-Negotiables, which we review company-wide daily. This statement and belief allowed First Financial Bank to emerge from the challenges the financial industry faced in the first quarter of 2023. Trust is not freely given and is a culmination of action over time. It is our pleasure to serve YOU, our customers, today and in the future."



AUSTIN ELSNER
Chairman, President and CEO

MAIN OFFICE
200 N. Ridgeway Dr.
Cleburne, TX 76033 | 817.202.3156

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$808,458	$317,372	$724,481	$11,373	1.51%	45.94%
Dec. 31, 2023	$912,976	$358,071	$818,903	$9,332	1.22%	50.48%

Senior Officers

Austin Elsner
Chairman, President and CEO

Russell Phillips
Executive Vice President

Chris Schjetnan
Executive Vice President

Jaye Weishuhn
Senior Vice President
Chief Operations Officer

Alecia Bland
Senior Vice President

Kim Hamilton
Senior Vice President

Max Price
Senior Vice President

John Saenz
Senior Vice President

Stacey Sloan
Senior Vice President

Regional Board of Directors

Austin Elsner
Chairman, President and CEO

Cathy Altman
Partner
Carrington Coleman, LLP

Ray Beavers
President
Ray Beavers Consulting, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Robert Childress III
Owner
Childress Engineers

Mark Hill
Utility Construction Consultant

Tim Lyness
Co-Owner
Lyness Construction, LP
*Lead Director

Marcus Morris
President and CEO
Fort Worth Region

Jack Scott
Partner
Bell-Scott Insurance Group

George Williams, Jr.
Williams & Williams Chicken, LLC

CONROE REGION



CHRIS BAUGHMAN
President and CEO

MAIN OFFICE
1800 W. White Oak Terrace
Conroe, TX 77304 | 936.760.1888

"The Conroe Region is proud to have gained market share in 2023. We generated more than $200 million in new loan production over the year, and new account growth has remained strong.

Montgomery and Walker Counties are among the fastest-growing areas in Texas and the nation. Our local school districts are growing at a rapid pace, with Conroe Independent School District planning eight additional schools for 2024. The City of Conroe, in a joint venture with Hyatt, opened a new 250-key Hyatt Regency, with 38,000 square feet of meeting room space. Further, at least five master planned communities are being developed in the area.

We are extremely proud of the growth in our ITIN (Individual Tax Identification Number) and Affordable Home Mortgage Programs to help finance homes in our low-income neighborhoods. We have partnered with the Montgomery County Hispanic Chamber of Commerce and the National Association of Hispanic Real Estate Professionals to facilitate our success. Further, we have hosted numerous events educating realtors and potential home buyers to assist in their dreams of home ownership.

With the dedicated and professional bankers here serving our community, we are excited about 2024. Our Conroe team lives out our 21 service Non-Negotiables every day."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$1,053,764	$601,396	$893,098	$15,910	1.56%	45.28%
Dec. 31, 2023	$1,030,728	$631,936	$875,589	$16,172	1.53%	48.00%

Senior Officers

Chris Baughman
President and CEO

Lee Warren
Executive Vice President
Chief Operations Officer

G. Bart Griffith
Executive Vice President
Senior Relationship Manager

Guy Barker
Senior Vice President

Bobby Brennan
Senior Vice President
Mortgage Lending

Billy Brannon
Senior Vice President

Fernando Castellanos
Senior Vice President

Jamie McBee
Senior Vice President

Carissa Parker
Senior Vice President

Cody Sundbeck
Senior Vice President

Stephen Lee Weaver
Senior Vice President

Kyle Whisenhunt
Senior Vice President

Regional Board of Directors

Sam W. Baker
Chairman of the Board

Chris Baughman
President and CEO

Donnie Buckalew
Owner
Buckalew Chevrolet

Shelley Dacus
President and CEO
Kingwood Region

Chris deMilliano
Operations Manager
Steely Lumber Company
Lead Director

Candyce F. Dixon
CPA

Dan Dominey
Owner
DBD Interests

Robert C. Ernst Jr.
Owner
Ernst Jewelers

Stephen Lee
South Texas Area
Banking Executive

Curtis Montgomery, M.D.
Physician

Robert Pate
Retired President
First Financial Bank, Huntsville

Johnny Peet Jr., M.D.
Physician
Woodlands Gynecology &
Aesthetics PLLC

Randy Roan
Owner
Commercial Construction

John Sebastian
President
Conroe Golf Cars

FORT WORTH REGION

"Each morning before the doors open, our Fort Worth team gets together to remind each other of our vision, mission, and 21 Non-Negotiables that guide everything we do. These meetings are not just so we can check a box — they have become part of the fabric of who we are. As Fort Worth and Tarrant County continue their rapid growth, our team continues to deliver our way of banking. There has never been a more exciting time to be in Fort Worth, and we are delighted to be in the middle of all the excitement!

Over 2023, we made tremendous progress towards becoming the *undisputed leader in the financial industry* (our vision). Our ITIN and Affordable Home Loan Programs continue to put First Financial Bank on the map as a leader in our market. Since rolling out these programs, we have originated 175 loans for more than $42 million, putting many families in their first homes. We are committed to leadership surrounding affordable housing in DFW.

During 2023, other banks in our market were forced to the sidelines due to rapid interest rate hikes by the Federal Reserve. Naturally, this had an impact on business owners, investors, and residents. The Fort Worth Region, with the help of our local board members, used this uncertainty in the market as an opportunity to prove we have something different to offer. Our service philosophy of exceeding our customers' expectations resulted in more than 500 net new accounts across all of Fort Worth. Our bankers were ready to serve our community as they made $245 million in new loans, with an average loan size of $297 thousand. These loans were spread across our entire community to help families buy their first homes, businesses grow, and support investors who were making meaningful impacts in Fort Worth."



MARCUS MORRIS
President and CEO

MAIN OFFICE
1000 Forest Park Blvd.
Fort Worth, TX 76110 | 817.410.4970

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$405,277	$398,247	$154,869	$5,025	3.40%	39.89%
Dec. 31, 2023	$501,301	$494,757	$154,586	$3,535	2.13%	52.26%

Senior Officers

Marcus Morris
President and CEO

Carley Dyck
Executive Vice President
Chief Operations Officer

David Moor
Executive Vice President

Matthew Sylvia
Executive Vice President

Craig Zemarkowitz
Executive Vice President

Hesper Derrick
Senior Vice President

Pamela Terry
Senior Vice President

Regional Board of Directors

Vianei Lopez Braun
Chair of the Board
Chief Development Officer
Decker Jones, P.C.
Lead Director

Marcus Morris
President and CEO

Larry Anfin
K&L Enterprises, Inc

Smith A. Brownlie III
CPA and Co-Founder
Brownlie & Braden

Ronald D. Butler II
First Financial Bankshares, Inc.

Mary Lee Cruz
Retired

Murray Edwards
Principal, The Edwards Group

Susan Miller Gruppi
Co-Founder
M2G Ventures

Tim Lyness
Co-Owner
Lyness Construction, LP

Matt Morris
Area President
HUB Fort Worth
Hub International Texas

Mitchell J. Moses
Partner
Duane Morris LLP



HEREFORD REGION

HEREFORD OFFICERS

MAIN OFFICE
212 E. Third St.
Hereford, TX 79045 | 806.363.8200

"The Hereford team was responsive and adaptable in 2023, stepping up when the community needed us most. Our region grappled with unprecedented rainfall in 2023, leading to severe flooding in the Texas Panhandle. A significant downpour in June submerged many areas of the community and several local feedyards, leaving cattle stranded. Quick action from community leaders and local cowboys to rescue cattle played a critical role in protecting peoples' livelihoods. Our dedicated and professional bankers supported the recovery efforts by partnering with the Red Cross to help provide essential supplies to those impacted and meals to volunteers.

Throughout the year, our region embraced numerous opportunities to meet challenges head-on. Our continued focus on our ITIN and Affordable Home Loan programs, offering customers a path to realize their homeownership dreams with reduced down payments and flexible term options. We take pride having originated more than $63 million in new loans, resulting in the substantial growth of our loan portfolio by more than $16 million.

Our community looks forward to new development in 2024. A state-of-the-art $6.5 million outdoor multi-use sports complex is under construction in Hereford and is anticipated to be completed by mid-2024. This facility is poised to become a premier tournament destination for baseball and softball teams across the Texas Panhandle and beyond.

Our gratitude extends to our customers who honored us with the title of *Best Bank in Deaf Smith County* for 2023 and recognized us for serving the *Best Complimentary Cup of Coffee.* With the ongoing expansion of our region, First Financial Bank eagerly anticipates opportunities in 2024 to offer the best service to our customers and community."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$219,534	$151,794	$174,287	$6,397	3.07%	43.81%
Dec. 31, 2023	$184,726	$171,050	$149,609	$3,860	2.00%	43.13%

Senior Officers

Robert de la Cruz
Executive Vice President
Senior Relationship Manager

Carley Dyck
Executive Vice President
Chief Operations Officer

Johnathan Jeter
Vice President

Zach Lauer
Vice President

Devi Veliz
Vice President

Regional Board of Directors

Ronald D. Butler II
First Financial Bankshares, Inc.

Michael Carlson
Farmer/Rancher, C Bar 2 Cattle

Steve Lewis, D.V.M.
Consulting Veterinarian
Hereford Veterinary Clinic

Mike Mauldin
Director, Excellence in Banking
Texas Tech University

Sally Noyce
Human Resources Manager
Panhandle Express, LLC

Jerry Stevens
Owner, Stevens 5-Star
Car and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.
*Lead Director

Kingwood | El Campo | Fulshear | Palacios

KINGWOOD REGION

"In 2023, the Kingwood Region demonstrated robust performance, marked by remarkable loan growth that significantly contributed to our earnings. The region's expansive footprint covering Kingwood, Fulshear, El Campo, and Palacios provides tremendous opportunity stretching across the greater Houston area.

The region's many successes and achievements are attributable to our loyal customers, dedicated professionals, and active board members. Our surge in account acquisitions stands as a testament to our commitment to expanding our client base and fostering enduring relationships with our communities. The El Campo office produced the strongest loan and account growth in El Campo's history.

The bank's focus on ITIN and Affordable Home Loan lending has been successful in highlighting our dedication to meeting the diverse financial needs of our communities. Realtor engagement and educational presentations have helped First Financial Bank in serving underbanked areas.

Many of the suburbs around our branches are vibrant and sought-after residential hubs. Fulshear/South Brookshire/Simonton communities were nationally recognized for the greatest percentage of home purchases in 2023. Kingwood was rated the second friendliest American neighborhood by All Star Home. Palacios ISD is nearing completion of its two new schools serving K-12. El Campo-based MidCoast Health system expanded in Trinity, TX.

Over the past two years, the Houston region has set records for job growth, construction starts, sales tax collections and port traffic. The region continued to create jobs and attract business from across the globe. Energy transitions and consolidations by the major oil companies will be a positive for 2024. The region has strong potential for companies and professionals seeking a thriving ecosystem conducive to both personal and professional success."

Shelley Dacus

SHELLEY DACUS
President and CEO

MAIN OFFICE
24080 Hwy 59 N.
Kingwood, TX 77339 | 281.318.4600

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$621,737	$547,389	$519,550	$12,830	1.90%	38.49%
Dec. 31, 2023	$603,553	$672,585	$494,232	$14,224	2.39%	40.76%

Senior Officers

Shelley Dacus
President and CEO

Jeff Fuechec
Executive Vice President
Market President, El Campo

Lee Warren
Executive Vice President
Chief Operations Officer

James Alexander
Executive Vice President
Senior Relationship Manager

Brian Bonner
Executive Vice President

Brandon Zabodyn
Executive Vice President

Keith Arrighetti
Senior Vice President

Isaias Machica
Senior Vice President

Nancy Powell
Senior Vice President

Anita Rod
Senior Vice President

Regional Board of Directors

Robert C. Nickles Jr.
Chirman of the Board
Founder, Executive Chairman
Alegacy Group, LLC
*Lead Director

Shelley Dacus
President and CEO

Chris Baughman
President and CEO
Conroe Region

Michael Gonzalez
Principal
The Gonzalez Group

Stephen Lee
South Texas Area Banking Executive

Angela Leviner
Vice President
PAL Realty Inc.

Adam McAlpine
Owner and President
McAlpine Interests

Lance McIntyre
President
DMAC Construction
& Development, Inc.

Blake Poutra
Managing Partner & Principal
Big Enrichment

Rebekah Shipman
President & CEO
Reservoir Data System

SAN ANGELO REGION



CHRIS EVATT
Chairman, President and CEO

MAIN OFFICE
222 S. Koenigheim St.
San Angelo, TX 76903 | 325.659.5900

"The San Angelo region enjoyed continued momentum in 2023. We had increased loans, deposits, and net new accounts. We were extremely proud of the growth, as all banks focused on deposit growth and increased liquidity. The latest deposit share report for Tom Green County shows the San Angelo region in the top spot with 33.48% of the total market share, which is up from 30.19% in 2022.

San Angelo is experiencing economic growth, which will continue as the I-14 and I-27 interstate projects advance and gain traction. Several new and exciting community projects were completed or began construction during the year. Shannon Medical Center completed its Oncology Center. Two local technology companies purchased the old Sitel building, which is being converted into class A office space under the new name, Technology Towers. Skyline Aviation began rehabilitating the old GTE hanger at the San Angelo Airport to house a new first-class private jet terminal and flight training school for the Angelo State University commercial aviation program. It's an exciting time to serve San Angelo's banking needs.

We partnered with local businesses and organizations to provide financial education for the community. In October, we joined Angelo State University and Cyber Texas to host a cybersecurity and fraud awareness seminar. Another exciting event was a partnership with the newly formed Minority Alliance Network Organization to host and teach credit classes for their membership.

The bank is participating in two residential lot developments located in underserved areas of San Angelo, which will provide new affordable housing options. We continued to focus on our programs to increase the number of home loans financed in predominantly minority neighborhoods. We stand ready to finance these homes with our VA and FHA, secondary market, in-house, ITIN and Affordable Home Loan programs."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$1,116,134	$326,196	$979,710	$16,974	1.54%	35.15%
Dec. 31, 2023	$1,147,360	$331,799	$1,009,224	$13,197	1.16%	42.90%

Senior Officers

Chris Evatt
Chairman, President and CEO

Luke Uherik
Executive Vice President
Senior Relationship Manager

Orlando Lara
Senior Vice President

Wes Masters
Senior Vice President
Mortgage Lending

Regional Board of Directors

Chris Evatt
Chairman, President and CEO

Liz Albert
Attorney
Beesley & Albert, PLLC

Ana Artecona
Vice President and
Chief Financial Officer
The Housley Group

Ronald D. Butler II
First Financial Bankshares, Inc.

Steve Eustis
Commercial Real Estate
*Lead Director

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Reagon Noble, D.D.S., M.S.
Noble McClintock Orthodontics

Carlos Rodriguez
Attorney
Webb, Stokes and Sparks

Mary Jane Steadman
Attorney, Real Estate Investment
Management

SOUTHEAST TEXAS REGION

"In 2023, our region capitalized on opportunities created by a vibrant regional economy and the opening of our newest branch in Lumberton, Texas, which has surpassed all expectations, delivering record-setting growth in its first year. The branch has successfully captured a significant market share, attracting both personal and business customers by generating innovative banking solutions and successfully executing our Customer Service First philosophy.

Throughout the year, our region has experienced steady growth in loan and deposit portfolios. By effectively managing credit risk and maintaining strong relationships with our customers, we have achieved solid loan growth across various sectors, including commercial, real estate, and consumer loans. Additionally, our deposit base has expanded, reflecting the trust and confidence our customers have placed in us and a relentless regional focus on this crucial funding source for our business.

We have successfully improved the bank's net interest margin by implementing cost-effective strategies and optimizing our asset allocation. Our focus on risk-adjusted pricing and winning lower-cost deposits has contributed to this margin enhancement, enabling the bank to achieve a healthy balance between risk and return.

We are delighted to announce new leadership appointments. Blaine Caillier has been promoted to the position of President of our Southeast Texas Region. With his exceptional leadership skills, extensive industry experience, and deep understanding of the local market, we are confident that Blaine will drive further growth in our region. Additionally, we promoted David LeJeune as our new Mid County Market President. David's proven track record in relationship management, business development, and community engagement makes him the ideal candidate to strengthen our presence in the Mid County area and enable us to better serve the financial needs of our customers."



STEPHEN LEE
Chairman and CEO



BLAINE CAILLIER
President

MAIN OFFICE
912 N. 16th St.
Orange, TX 77630 | 800.300.8904

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$945,940	$633,436	$802,914	$19,841	2.03%	39.22%
Dec. 31, 2023	$1,012,947	$696,539	$862,824	$18,073	1.82%	40.05%

Senior Officers

Stephen Lee
Chairman and CEO

Blaine Caillier
President

David LeJeune
Market President, Mid County

TJ Lingle
Market President, Hardin County

Joe Love
Executive Vice President
Senior Relationship Manager

Lee Warren
Executive Vice President
Chief Operations Officer

Kim Dickerson
Senior Vice President

Rebecca Doucet
Senior Vice President

Cindi LaChance
Senior Vice President
Mortgage Lending

Lani White
Senior Vice President

Connie Browning
Senior Vice President

Regional Board of Directors

Stephen Lee
Chairman and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Dayna Simmons
CEO/Broker
Dayna Simmons Real Estate
*Lead Director

Dr. Snehal Doshi
CEO
Millennium Medical Group

Jim Gilliam
Partner and Chairman,
The HT Group
Owner and CEO, Bates & Co.

Gary Gragg
Retired
First Financial Bankshares, Inc.

John Gothia
County Judge
Orange County, Texas

Jessica Hill CEcD
Vice President
Entergy Texas, Inc.

Chad Mason
Vice President
Mason Construction

Dr. Ray Callas
Managing Partner
Anesthesia Associates,
PLLC

Kevin Williams
President
Cypress Bayou Industrial

Jim Wimberley
Attorney
Law Offices of Jim Wimberley



SOUTHLAKE REGION

SHELBY BRUHN
Chairman, President and CEO

MAIN OFFICE
151 W. Southlake Blvd.
Southlake, TX 76092 | 817.410.2915

"2023 was such an impactful year for the Southlake Region. To witness our employees serve our customers and communities with passion and purpose is powerful. Their willingness to selflessly serve others is exemplified in so many ways and through various civic avenues. One of my personal favorites is when we all serve together in our annual bike build, assembling bicycles for underprivileged children in our surrounding communities on our annual Day of Service.

Because of their continued commitment to service, our region and employees are continually recognized for their many contributions. From a *40 Under 40 recipient*, to a *Citizen of the Year* winner, to being recognized as the *Best Bank in Tarrant County* for the 10th year in a row by Society Life, our team continues to exceed expectations both in the office and in the areas we so thankfully serve. The opportunity to be part of the Southlake Region team is humbling and a joy.

Our continued commitment to excellence is vital as northeast Tarrant County continues to serve as a bright spot in the Texas economy overall and a bright spot for our bank, more specifically. With growth throughout the region, our employees performed admirably, delivering solid net income, meaningful loan growth, strong credit quality, and an increase in net new accounts. Each of these milestones helped foster a truly successful 2023 and allow us to look forward to 2024 with eager anticipation of what the future holds for our Southlake Region."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$1,028,601	$588,591	$925,166	$17,068	1.64%	40.59%
Dec. 31, 2023	$950,760	$611,664	$840,501	$14,097	1.41%	45.01%

Senior Officers

Shelby Bruhn
Chairman, President and CEO

F. Mills Shallene
Market President, Wise County

Carley Dyck
Executive Vice President
Chief Operations Officer

Isbet Najera
Executive Vice President
Senior Relationship Mananger

Chris Cregger
Senior Vice President

Tracie Talkington
Senior Vice President

Regional Board of Directors

Shelby Bruhn
Chairman, President and CEO

Traci Bernard
President
Texas Health Southlake

Ronald D. Butler II
First Financial Bankshares, Inc.

William Ray Cook, Jr., CPA
Cook McDonald & Company

T. Mikal Darden
President
Greater Metroplex Interiors Inc.

J. Bruce Hildebrand, CPA
Retired
First Financial Bankshares, Inc.

Martin W. Schelling
Conifer Real Estate
*Lead Director

Berry White
Attorney
Berry White Law Firm, PLLC

Terry Wilkinson
Wyndham Properties, Ltd.

STEPHENVILLE REGION

"First Financial Bank is well positioned for opportunity in the growing communities of Stephenville, Granbury, and Glen Rose. The entire Stephenville Region continues to benefit economically from Tarleton State University's growth. Tarleton reached record enrollment for the fourth-consecutive year while finalizing its transition into Division-I athletics and breaking ground on new buildings.

As one of the company leaders in net new account growth, the Stephenville Region continues to build new consumer and business relationships as people relocate to rural Texas. Granbury is preparing for the addition of Lakeview Landing, a planned development consisting of multi-family units, single-family lots, senior living, retail, restaurants, and a hotel. The new runway expansion at Granbury Regional Airport became fully operational this year, and construction of a new private jet terminal is coming soon. Lake Granbury Medical Center recently broke ground on a $15 million emergency facility with completion expected in mid-2024. To fulfill a growing need for housing in the popular Glen Rose ISD, two large residential developments were introduced to Somervell County in 2023. The added population growth has attracted new restaurants.

Our employees serve as civic leaders in our vibrant, local communities. First Financial Bank of Stephenville was again recognized in the Stephenville Empire Tribune's *Best of Erath Awards* as *Best Bank* and *Best Mortgage*, and Trent Tidwell was awarded *Best Loan Officer*. We recently partnered with Stephenville Economic Development Corporation (STEDCO) in a loan program designed to support small businesses. Our dedicated team continues to strengthen relationships through customer service with an educational emphasis on fraud prevention. We are also planning presentations on financial literacy at local schools in the coming year.

Come see for yourself what is so attractive about rural living in and near the Cowboy Capital of the World."



TRENT SWEARENGIN
Chairman, President and CEO

MAIN OFFICE
2201 W. South Loop
Stephenville, TX 76401 | 254.965.5036

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$991,755	$374,959	$868,081	$13,671	1.43%	43.60%
Dec. 31, 2023	$985,453	$398,652	$869,191	$12,415	1.24%	47.13%

Senior Officers

Trent Swearengin
Chairman, President and CEO

Blayne Baley
Market President, Glen Rose

Bart Rodgers
Market President, Granbury

Vickie Pettit
Executive Vice President
Chief Operations Officer

Trent Tidwell
Executive Vice President
Senior Relationship Manager

Doug Dobbins
Senior Vice President

Regional Board of Directors

Trent Swearengin
Chairman, President and CEO

Keith Brown
Prime Building Components, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Justin Culberson
Culberson Construction, LLC

Walter Hardin III
Real Estate Investments

Wendell Hollingsworth
Industry and Economic Development

West Jones
Ranching and Investments

Doug Montgomery
Texstar Kubota, Inc.

Ron Pack
Ranching and Investments
*Lead Director



WEATHERFORD REGION

JUSTIN B. HOOPER
Chairman, President and CEO

MAIN OFFICE
101 College Park Dr.
Weatherford, TX 76086 | 817.598.2600

"Parker and Palo Pinto Counties have experienced fantastic growth over the last several years, and this is readily apparent with the number of new businesses and homes that are being opened or built. We are home to incredible schools and cities and offer a short commute to our larger neighbor of Fort Worth to the east.

Aledo ISD is growing rapidly as subdivisions expand in East Parker County. Among its many accolades, Aledo High School just notched its 12th state football title in 2023. Parker County was ranked the 8th fastest-growing county in the nation according to the U.S. Census Bureau's Vintage 2022 estimates. This growth has assisted our region in obtaining substantial new account growth and strong loan growth in 2023. Part of this loan growth has come as we have helped families moving to the area through our ITIN and Affordable Home Loan programs. Additionally, our region continues to be the market leader, ranking first in deposit market share with Parker and Palo Pinto Counties combined.

The bedrock of our service culture starts with our 21 Customer Service Non-Negotiables that we commit to each and every day. It is this level of service that has contributed to our region being honored by the Weatherford Democrat in their Best of the Best issue for 2023. We were chosen as *Best Bank and Best Mortgage Provider* in both Parker and Palo Pinto Counties. Additionally, Amber Allen and Kathy Fowler were named *Best Banker* in Parker and Palo Pinto Counties, respectively.

We look forward to 2024 with great enthusiasm and expectation. As Parker and Palo Pinto Counties continue to grow at a rapid pace, we stand ready to support both new and existing customers alike as they also grow, diversify, and enjoy all that this area of Texas has to offer."

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2022	$1,351,417	$525,307	$1,158,883	$22,234	1.65%	39.76%
Dec. 31, 2023	$1,309,710	$576,916	$1,101,866	$16,436	1.25%	46.35%

Senior Officers

Justin B. Hooper
Chairman, President and CEO

Tim Corzine
Market President - Mineral Wells

Carley Dyck
Executive Vice President
Chief Operations Officer

Amber Allen
Executive Vice President
Senior Relationship Manager

Paul Bruns
Senior Vice President

Mike Davis
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

Regional Board of Directors

Justin B. Hooper
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Adam L. Feriend
Owner and COO
JRJ Construction, Inc.
Lead Director

J. Bruce Hildebrand,CPA
Retired
First Financial Bankshares, Inc.

Mitchel Johnson
Vice President of Operations
Sacramento Energy Resources

Kerry Kelley
President / Director
Kerry Kelley, Inc.

Tracey Kirsch
Former Director & CEO
Electromedical Products International

Kevin R. Lackey
President & CEO
2662 Capital

Stephen E. Milliken
Former President
C.D. Hartnett Company/
McLane Express, Inc.

Mike White, O.D.
Retired
Therapeutic Optometrist

FIRST FINANCIAL MORTGAGE

The Texas housing market remains resilient and led the nation in new home construction in 2023. While demand for existing homes declined last year due to increased long-term fixed rates, those rates began to drop at year-end, which should lead to increased demand in 2024.

Our mortgage team successfully assisted 1,319 individuals and families with their home financing needs in 2023, totaling $409 million in originations. We added a new team of seasoned mortgage professionals in our Bryan/College Station region. The team is led by Dell Seiter and is highly regarded and respected by the local real estate community.

First Financial Mortgage is well positioned in growing markets throughout Texas, providing great opportunities for our lending team. Our team of mortgage professionals has a wide array of products to meet customers' real estate needs. We are always ready to assist as you begin your homebuying journey.



$1,319 TOTAL LOANS



$409 M TOTAL DOLLAR AMOUNT



5 CLOSINGS PER DAY AVERAGE



$310 K AVERAGE LOAN AMOUNT

Senior Officers



Troy Fore
President



Ryan Craig
Executive Vice President
Addison



Kami Graves
Executive Vice President
Southlake



Tammie Harding
Executive Vice President
Fort Worth



Janet O'Dell
Executive Vice President
Abilene



Bobby Brennan
Senior Vice President
Conroe



Irene Green
Senior Vice President
Austin



Cindi LaChance
Senior Vice President
Southeast Texas



Wes Masters
Senior Vice President
San Angelo



Dell Seiter
Senior Vice President
Bryan/College Station

FIRST FINANCIAL MORTGAGE
A DIVISION OF FIRST FINANCIAL BANK

FIRST TECHNOLOGY SERVICES, INC.

One of our primary focuses has been fraud prevention. In 2023, we invested in several enhancements to prevent bad actors from gaining access to user logins. These preventative measures had an immediate impact, reducing fraud and protecting customers' personal information.

We created a new loan payment experience that offers customers more payment options, making it easier and more convenient to schedule and make online loan payments.

We delivered a new, more modern online and mobile banking dashboard, which is the foundation for ongoing enhancements as we continue to evolve the user experience. We also invested in infrastructure to deliver significant improvements to our online banking system's stability.

In 2024, we will continue to deliver and evolve security, authentication, and authorization technology to protect our customers and the bank. We are investing in state-of-the-art software and fintech solutions that will establish layers of protection, protecting customers and the bank well into the future.

Senior Officers



John Ruzicka
Chairman,
President and CEO



Isabel Montoya
Executive Vice President
Deposit Operations



Cynthia Suarez
Executive Vice President
Chief Information Security Officer



Maggie Tuschinski
Executive Vice President
Chief Digital Officer



David Weems
Senior Vice President
Chief Operations Officer



Larry Williams
Senior Vice President
Technical Architecture



Michael Greenhaw
Senior Vice President
Senior System Analyst



Tony Vargas
Senior Vice President
Project Management



Sammy Scott
Vice President
End-User Support Manager



Laurinda Thomas
Vice President
Debit Card and
Loss Prevention Supervisor



Brad Walker
Vice President
Help Desk and Network Support

Directors

John Ruzicka
Chairman, President and CEO
First Technology Services, Inc.
Executive Vice President and CIO
First Financial Bankshares, Inc.

April Anthony
CEO, VitalCaring Group
Managing Partner
Anthony Family Investment Partners, LTD.

Ronald D. Butler II
Executive Vice President
Chief Administrative Officer
First Financial Bankshares, Inc.
Chairman and CEO
First Financial Bank, Abilene Region

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

Carley Dyck
Executive Vice President
Chief Operations Officer
First Financial Bank, Fort Worth Region
First Financial Bank, Hereford Region
First Financial Bank, Southlake Region
First Financial Bank, Weatherford Region

Ronnie Hawkins
President, Angelo State University
CEO, Hawkins Group

Monica Houston
Executive Vice President
Training
First Financial Bank

Matthew Melbourne
Executive Vice President
Chief Operations Officer
First Financial Trust &
Asset Management Company

Blake Poutra
CEO
McAlphine Interests

Michelle S. Hickox
Executive Vice President
Chief Financial Officer
First Financial Bankshares, Inc.

Andrea Smiddy-Schlagel
Executive Vice President
Treasury Management
First Financial Bank

Trent B. Swearengin
Chairman, President and CEO
First Financial Bank, Stephenville Region

Clay Trumble
Senior Vice President
Credit Administration
First Financial Bank

Lee Warren
Executive Vice President
Chief Operations Officer
First Financial Bank, Conroe Region
First Financial Bank, Kingwood Region
First Financial Bank, Southeast Texas Region

FIRST TECHNOLOGY SERVICES

LINE OF BUSINESS EXECUTIVES

Marketing:

The marketing team focused on new partnerships and incentives to drive awareness and customer engagement in 2023. We held promotions featuring country music star Aaron Watson and partnered with college athletes, including Behren Morton of Texas Tech University and Anthony Egbo Jr. of Abilene Christian University. We held contests to incentivize new accounts and deposits, including a tuition giveaway to support customers who are in college.

Training:

We focused on fraud prevention training in 2023. The retail frontline identified and prevented more than $4.9 million in fraudulent items presented in teller lines and lobbies. We also conducted FFIN University, a year-long program for mid-management leaders to teach them how to run a high-performing bank. Session topics included national economics, regulation and compliance, presentation skills, handling media inquiries, and professional etiquette.

Retail:

In 2023, we began developing a new platform that simplifies the account opening process, reducing a customer's new account opening experience by at least 15 minutes. It offers a much more streamlined process for both the banker and the customer. Our bankers will now have time to build stronger relationships with customers to offer solutions for their financial needs.

Treasury Manangement:

We strengthened our suite of Treasury Management products for our business clients in 2023. We recognize that not one size fits all businesses, so we identified gaps and offered customizable products to meet clients' unique needs. We also updated our international wire service and foreign exchange provider and added multi-currency accounts.

Consumer Lending:

Our team served more than 700 new customers in predominantly minority communities in 2023 through our Affordable Home Mortgage and ITIN programs, generating $140 million. These programs serve customers with $100,000 or less in household income or those who do not have a social security number. We also helped people take out home equity loans and offered a mortgage product that helps customers buy a home with no down payment.

Human Resources:

The Human Resources team has monitored the shifts in the labor market to ensure the company remains competitive. We implemented supplemental coverage that supports employees' physical, mental, and financial well-being. We also launched a dedicated website to increase awareness of our company's career opportunities for military veterans.

Customer Care Center:

In the past year, our customer care center managed almost 1.1 million inbound calls and made 275,000 outbound calls to customers. We have undertaken two projects to fortify our fraud prevention measures. The first initiative verifies that a call is coming from the device that owns the number. Our second project implements voice biometrics technology, which involves unique voiceprint identification. These solutions help safeguard customers and our organization against evolving threats.

Appraisal Services:

Despite unusual volatility in the real estate market in response to interest rate changes, the Appraisal Department focused on delivering reliable valuations to aid customers in their real estate investment decisions. The credibility of our real estate valuations is essential during periods of fluctuating market conditions. We look forward to increased momentum in 2024.

Property Management:

Our property management team led construction on two new branches and two branch remodels in 2023. We opened new branches in Huntsville and College Station, and we remodeled our Trophy Club and Vidor branches. Construction is underway on a new branch on Highway 21 in College Station, set to open in late spring of 2024.



Megan Dobbs
Executive Vice President
Advertising and Marketing



Monica Houston
Executive Vice President
Training



Lori Hill
Executive Vice President
Retail Banking



Andrea Smiddy-Schlagel
Executive Vice President
Treasury Management



Michael Wolverton
Executive Vice President
Consumer Lending



Josh Brown
Senior Vice President
Human Resources



Frank Gioia
Senior Vice President
Customer Care Center



Brandon Harris
Senior Vice President
Appraisal Services



Gary Millorn
Vice President
Property Manager

FIRST FINANCIAL TRUST & ASSET MANAGEMENT COMPANY



KIRK W. THAXTON
Chairman, President and CEO
First Financial Trust

"First Financial Trust & Asset Management Company delivered excellent results in 2023. Total assets under management at year-end had a book value of $7.5 billion, a 9% increase from $6.9 billion at the end of 2022. The market value of the assets totaled $9.8 billion, a gain of 11.7% from $8.8 billion. For the year, total fee income increased 1.2% to $40.5 million from $40 million in 2022, and net earnings after tax increased 3.7% to $21.6 million from $20.9 million.

For the year, our revenue from oil and gas management totaled $6.2 million. This was $1.2 million less than in 2022 but still stands out as the second-best year for mineral management revenue by over $1.4 million.

The trust company's investment performance was outstanding. All of our equity portfolios outperformed their respective benchmarks. The best performing portfolio was our Strategic Growth portfolio which had a return of 51.5%, followed by our Core portfolio which had a return of 29%. Both our taxable and tax-free bond portfolios had excellent returns of 7.2% and 5.3%, respectively, also outperforming their benchmarks.

We continue to have good growth in our newest markets in Beaumont, Kingwood, and Bryan/College Station. Our Beaumont office now has assets under management exceeding $305 million, with Kingwood and Bryan College Station at $193 million and $255 million, respectively. Our Bryan/College Station office achieved profitability this year with net income of $132 thousand, an increase over 2022 of $242,000. Our pipelines continue to look very promising for excellent growth in these markets going forward."

Trust Assets - Book Value (in millions)

2019	$4,856
2020	$5,398
2021	$5,880
2022	$6,927
2023	$7,550



Trust Net Income (in thousands)

2019	$13,892
2020	$14,471
2021	$17,723
2022	$20,857
2023	$21,624



Trust Fees (in millions)

2019	$28.40
2020	$29.53
2021	$36.15
2022	$40.00
2023	$40.46





Trust Office Managers


Lon Biebighauser
Regional President
Abilene


Konrad S. Halbert
Regional President
Fort Worth


David Castleberry
Executive Vice President
Stephenville


Wayne Chowning
Executive Vice President
Sweetwater


Zach Reyes
Executive Vice President
San Angelo


Bradley D. Brown
Senior Vice President
Beaumont


Brent S. Miller
Senior Vice President
Kingwood


Jeff Wind
Senior Vice President
Bryan/College Station

Senior Officers

Christopher N. Montoya
Executive Vice President
Manager, Equities

Bill Rowe
Executive Vice President
Manager, Fixed Income

Matthew Melbourne
Executive Vice President
Chief Operations Officer

Josh Brown, CPL
Senior Vice President
Manager, Oil and Gas

Justin Bryan
Senior Vice President

Aubrey Gideon
Senior Vice President

Thad Jennings
Senior Vice President

Trent Martin
Senior Vice President

Edward J. McGowan, Jr.
Senior Vice President

Belinda Roensch
Senior Vice President

Jim Weaver
Senior Vice President

Directors

Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust

Katie Alford
President and CEO
Abilene Community Foundation

David L. Copeland
President
SIPCO, Inc. and
Shelton Family Foundation

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

Jay Lawrence
President
MAL Enterprises, Inc.

Mark K. Rich
Director of Investments
Kimbell Art Foundation

Susie S. Stalcup
Partner
Elm Creek Ranch CR106, LLC

Advisory Director

John L. Beckham
Attorney, Beckham Rector and Eargle LLP



YOUR FUTURE FIRST

FIRST FINANCIAL BANKSHARES CORPORATE INFORMATION

Executive Team



F. Scott Dueser
Chairman of the Board,
President and CEO



Ronald D. Butler II
Executive Vice President
Chief Administrative Officer



Michelle S. Hickox
Executive Vice President
Chief Financial Officer



David Bailey
Executive Vice President
Chief Banking Officer



Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust



Stephen Lee
South Texas Area
Banking Executive



Luke Longhofer
Executive Vice President
Chief Credit Officer



Kyle McVey, CPA
Executive Vice President
Chief Accounting Officer



Randy Roewe
Executive Vice President
Chief Risk Officer



John Ruzicka
Executive Vice President
Chief Information Officer

Senior Team



Rett Everett
Executive Vice President
Credit Administration



Javier Jurado
Executive Vice President
Chief Audit Executive



Keith Morton
Executive Vice President
Credit Administration



Mike Parker
Executive Vice President
Chief Compliance Officer



Eric Bonnell
Senior Vice President
Enterprise Risk Management

Corporate Information

ANNUAL MEETING
Tuesday, April 23, 2024
Abilene Convention Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m., or via livestream at
ffin.com/live-events

FOR FINANCIAL AND INVESTOR INFORMATION:
Michelle S. Hickox
Executive Vice President
Chief Financial Officer
325.627.7361

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Continental Stock Transfer &
Trust Company
1 State Street, 30th floor
New York, NY 10004

ADDRESS SHAREHOLDER INQUIRIES TO:
Continental Stock Transfer &
Trust Company
1 State Street, 30th floor
New York, NY 10004

TRANSFER AGENT
Continental Stock Transfer &
Trust Company
212.509.4000
www.continentalstock.com

CORPORATE OFFICE
400 Pine St. | Suite 310
Abilene, TX 79601
325.627.7038

CORPORATE MAILING ADDRESS
P.O. Box 701
Abilene, TX 79604

INDEPENDENT PUBLIC AUDITORS
Ernst & Young LLP
Dallas, TX

NASDAQ: FFIN
www.ffin.com

FIRST FINANCIAL BANKSHARES & FIRST FINANCIAL BANK BOARD OF DIRECTORS

Directors



F. Scott Dueser
Chairman of the Board,
President and CEO, First
Financial Bankshares, Inc.
Year: 1991
Committee: 1



April Anthony
CEO, VitalCaring Group,
Managing Partner
Anthony Family Investment
Partners, LTD.
Year: 2015, Committee: 2



Vianei Lopez Braun
Chief Development Officer
Decker Jones, P.C.
Year: 2020
Committee: 3,5



David L. Copeland, CPA
President, SIPCO, Inc. and
Shelton Family Foundation
Year: 1998
Committee: 1,2,4,5



Mike Denny
President
Batjer and Associates
Year: 2019
Committee: 2,6



Murray Edwards
Principal
The Edwards Group
Year: 2006
Committee: 1,4,5,6



Dr. Eli Jones
Former Dean of Mays Business
School, Professor of Marketing,
Lowry and Peggy Mays
Eminent Scholar
Year: 2022
Committee: 3



Tim Lancaster
Former President and CEO
Hendrick Health System
Year: 2013
Committee: 1,2,3,4,6



Kade Matthews
Ranching
Investments
Year: 1998
Committee: 3,5



Robert C. Nickles, Jr.
Executive Chairman
Alegacy Group, LLC
Year: 2019
Committee: 1,4,5



Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.
Year: 2003
Committee: 1,3,4

COMMITTEE CHAIRS:

1. **Executive Committee:** F. Scott Dueser, Chairman
2. **Audit Committee:** David L. Copeland, Chairman
3. **Compensation Committee:** Tim Lancaster, Chairman
4. **Nominating/Corporate Governance Committee:** Murray Edwards, Chairman
5. **Risk Committee:** Robert C. Nickles, Jr., Chairman
6. **Bank Directors' Loan Committee:** Murray Edwards, Chairman

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "believes," "expect," "plan," "anticipate," "target," "forecast" and "goal". Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies: the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing or saving habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents and Filings" on the Company's website or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Note: Market share data is calculated from June 30, 2023, deposit information compiled by the Federal Deposit Insurance Corporation.

FIRST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7038 | ffin.com